Exhibit 12.1

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for Embraer is set forth below for the three-month periods ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012.

For purposes of computing the following rations, earnings are defined as income before incomes taxes, equity results and minority results plus fixed charges and amortization of capitalized interest less interest capitalized. Fixed charges consist of interest (capitalized and expensed) and that portion of rentals related to land, equipment and computers.

	March 31,		December 31,
	2015	2014	2014	2013	2012
	(in US$ millions)
Income before income taxes, equity results and minority results	59.1	94.6	503.9	602.4	613.8
Fixed charges:
Interest cost—capitalized	3.5	1.9	9.1	8.2	8.4
Interest cost—expensed	31.9	30.6	133.0	128.3	113.3
Rentals:
Land, equipment and computers	1.2	1.2	4.8	5.8	5.0

Total fixed charges	36.6	33.7	146.9	142.3	126.7

Amortization of capitalized interest	0.2	0.1	0.5	0.4	0.4
Less: Interest capitalized	(3.5)	(1.9)	(9.1)	(8.2)	(8.4)
Adjusted income before income taxes, equity results and minority results	92.4	126.5	642.2	736.9	732.5
Ratio of earnings to fixed charges	2.52	3.75	4.37	5.18	5.78